UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Centrus Energy Corp.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Series B Senior Preferred Stock

(Title of Class of Securities)

U15601401

15643U203

15643U302

(CUSIP Number of Class of Securities)

Philip Strawbridge

Senior Vice President, Chief Financial Officer,

Chief Administrative Officer, and Treasurer

Centrus Energy Corp.

6901 Rockledge Drive, Suite 800

Bethesda, Maryland 20817

(301) 564-3200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

C. Brophy Christensen, Esq.

E. Ryan Coombs, Esq.

O’Melveny & Myers LLP

Two Embarcadero Center, 28th Floor

San Francisco, California 94111

(415) 984-8700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$43,342,384.40	$4,017.84

(1)	The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. This amount is based on the offer to purchase a total of 37,847 shares of Series B Senior Preferred Stock, par value $1.00 per share (the “Series B Preferred Shares”), issued by Centrus Energy Corp. and outstanding as of October 20, 2021 at a purchase price of $1,145.20 per Series B Preferred Share.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021, by multiplying the transaction valuation by .0000927.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,017.84	Form or Registration No.: Schedule TO
Filing Party: Centrus Energy Corp.	Date Filed: October 20, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission by Centrus Energy Corp., a Delaware corporation (“Centrus” or the “Company”), on October 20, 2021 (the “Schedule TO”), in connection with the Company’s offer to each holder of its Series B Senior Preferred Stock (the “Series B Preferred Shares”) to purchase all of its outstanding Series B Preferred Shares at a purchase price per share (inclusive of any rights to accrued but unpaid dividends) of $1,145.20 in cash, less any applicable withholding taxes, tendered by the holder pursuant to the offer and the consent solicitation to amend the certificate of designation of the Series B Preferred Shares.

Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase, dated October 20, 2021, and the related Letter of Transmittal.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On November 18, 2021, Centrus issued a press release announcing the preliminary results of the tender offer and consent solicitation, which expired at 5:00 p.m., Eastern time, on Thursday, November 18, 2021. A copy of such press release is filed as Exhibit (a)(5)(C) to this Amendment No. 1 and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(C) Press Release, dated November 18, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on 8-K filed by the Company with the SEC on November 18, 2021).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Centrus Energy Corp.

	By:	/s/ Philip Strawbridge
Philip Strawbridge
Senior Vice President, Chief Financial Officer, Chief Administrative Officer, and Treasurer
Dated: November 19, 2021

Exhibit Index

Exhibit No.	Description
(a)(1)(A)(1)	Offer to Purchase, dated as of October 20, 2021.
(a)(1)(B)(1)	Form of Letter of Transmittal and Consent
(a)(1)(C)(1)	Form of Notice of Guaranteed Delivery
(a)(1)(D)(1)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)(1)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Current Report on Form 8-K (as filed with the SEC on October 20, 2021 and incorporated herein by reference).
(a)(5)(B)	Press Release, dated October 20, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on 8-K filed by the Company with the SEC on October 20, 2021)
(a)(5)(C)	Press Release, dated November 18, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on 8-K filed by the Company with the SEC on November 18, 2021).
(b)	Not applicable
(d)(1)	Amended and Restated Certificate of Incorporation of Centrus Energy Corp. (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form 8-A, filed with the SEC on September 30, 2014)
(d)(2)	Third Amended and Restated Bylaws of Centrus Energy Corp. (incorporated by reference to Exhibit 3.2 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 31, 2017)
(d)(3)	Rights Agreement dated as of April 6, 2016, among Centrus Energy Corp., Computershare Inc. (“Computershare”) and Computershare Trust Company, N.A., together with Computershare, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A, filed with the SEC on April 7, 2016)
(d)(4)	Form of First Amendment to Section 382 Rights Agreement by and between Centrus Energy Corp., Computershare Trust Company, N.A. and Computershare Inc., to be dated on or about February 7, 2017 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on January 5, 2017)
(d)(5)	Second Amendment to the Section 382 Rights Agreement, dated as of April 3, 2019, between Centrus Energy Corp., Computershare Trust Company, N.A. and Computershare Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 4, 2019)
(d)(6)	Third Amendment to the Section 382 Rights Agreement, dated as of April 13, 2020, by and among Centrus Energy Corp., Computershare Trust Company N.A. and Computershare Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 14, 2020)
(d)(7)	Fourth Amendment to the Section 382 Rights Agreement, dated as of June 16, 2021, by and among Centrus Energy Corp., Computershare Trust Company, N.A. and Computershare Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 16, 2021)
(d)(8)	Certificate of the Voting Powers, Designations, Preferences and Relative Participating, Optional and Other Special Rights and Qualifications, Limitations or Restrictions of Series A Participating Cumulative Preferred Stock of Centrus Energy Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form 8-A, filed with the SEC on April 7, 2016)

(d)(9)	Certificate of Designation of Rights, Powers, Preferences, Qualifications, Limitations and Restrictions of Series B Senior Preferred Stock (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K, filed with the SEC on February 15, 2017)
(d)(10)	Certificate of Retirement of 62,854 Series B Senior Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on December 22, 2020)
(d)(11)	Form of Certificate of Retirement of 3,873 Series B Senior Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on February 5, 2021)
(d)(12)	Employment Agreement, dated March 6, 2015, by and between Centrus Energy Corp. and Daniel B. Poneman (incorporated by reference to Exhibit 10.7 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 7, 2015)
(d)(13)	Amended Employment Agreement, dated November 28, 2018, by and between Centrus Energy Corp. and Daniel B. Poneman (incorporated by reference to the Exhibit 10.29 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 27, 2020)
(d)(14)	2016 Executive Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 12, 2016)
(d)(15)	Centrus Energy Corp. 2014 Equity Incentive Plan (as amended and restated in May 2017) (incorporated by reference to Exhibit 10.48 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 8, 2018)
(d)(16)	USEC Inc. 2006 Supplemental Executive Retirement Plan, as amended and restated, dated November 1, 2007 (incorporated by reference to Exhibit 10.64 of the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2007, filed with the SEC on February 29, 2008), as amended by the First Amendment dated October 28, 2009 to the USEC Inc. 2006 Supplemental Executive Retirement Plan, as amended and restated (incorporated by reference to Exhibit 10.71 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 1, 2010)
(d)(17)	2019 Executive Incentive Plan (incorporated by reference to the Exhibit 10.60 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 27, 2020)
(d)(18)	Form of Centrus Energy Corp. Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on February 5, 2021)
(d)(19)	Voting and Nomination Agreement, dated April 13, 2020, by and among Centrus Energy Corp. and the MB Group (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 14, 2020)
(d)(20)	First Amendment to the Voting and Nomination Agreement dated February 2, 2021, by and among Centrus Energy Corp., Morris Bawabeh, Kulayba LLC and M&D Bawabeh Foundation, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on February 5, 2021)
(d)(21)	Exchange Agreement dated February 2, 2021, by and among Centrus Energy Corp. and Kulayba LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on February 5, 2021)
(g)	Not applicable
(h)	Not applicable

(1) Previously filed.